SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page

1.	English press release entitled, “Notice regarding Share Repurchase Status.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 6, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors

Senior Managing Executive Officer

Responsible for Treasury and Accounting Headquarters

Responsible for Enterprise Risk Management Headquarters

Responsible for Corporate Communications Department

Assistant to CEO

ORIX Corporation

Notice regarding Share Repurchase Status

TOKYO, Japan — July 5, 2021 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on May 13, 2021, as follows.

1.	Class of shares repurchased	Common shares
2.	Total number of shares repurchased	3,172,200 shares
3.	Total purchase price of shares repurchased	JPY 6,190,748,450
4.	Repurchase Period	June 1, 2021 – June 30, 2021
5.	Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Details of the resolution reached at the Board of Directors meeting held on May 13, 2021
	(1) Class of shares to be repurchased	Common shares
	(2) Total number of shares to be repurchased	Up to 50,000,000 shares (approx.4.1% of the total outstanding shares (excluding treasury shares))
	(3) Total purchase price of shares to be repurchased	Up to 50 billion yen
	(4) Repurchase Period	From May 17, 2021 to March 31, 2022
	(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of June 30, 2021)
	(1) Total number of shares repurchased	5,296,600 shares
	(2) Total purchase price of shares repurchased	JPY 10,217,403,950

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”